

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

Via E-mail
Tony Lauritzen
Chief Executive Officer
Dynagas LNG Partners LP
97 Poseidonos Avenue & 2 Foivos Street
Glyfada, 1667, Greece

Re: **Dynagas LNG Partners LP**
        Registration Statement on Form F-1
        Response dated November 1, 2013
        File No. 333-191653

Dear Mr. Lauritzen:

        We have reviewed your responses to the comments in our letter dated October 31, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your submission.

Risk Factors, page 31

"You will incur immediate and substantial dilution", page 58

1. We note your disclosure that investors would incur immediate and substantial dilution of $11.63 per unit, representing the difference between the assumed initial public offering price of $20.00 per unit and your pro forma net tangible book value per unit on December 31, 2012. Please revise to disclose that the dilution is calculated based on a pro forma net tangible book value per unit on June 30, 2013, rather than December 31, 2012.

Capitalization, page 65

2. We note that the "as further adjusted" column in your Capitalization table discloses the amount of equity attributable to common units held by the public and by the General Partner, and subordinated units. Please revise to add footnote disclosure indicating how these amounts were calculated or determined.

Dilution, page 66

3. We note that your dilution table discloses pro forma net tangible book value as of June 30, 2013 and indicates that this amount remains unchanged when adjusted for the sale by your Sponsor of common units in this offering at an assumed initial public offering price

of $20.00 per common unit. However, we believe that your dilution section should first disclose actual net tangible book value and net tangible book value per share as of June 30, 2013. Based on amounts in your interim balance sheet as of June 30, 2013, this net tangible book value appears to be an amount different from the pro forma net tangible book value which includes the receipt of proceeds from the offering. Please revise to disclose your net tangible book value per share as of June 30, 2013 (before the offering) and the increase per share attributable to investors in this offering. The sum of these two amounts should equal your pro forma net tangible book value per share. Please revise accordingly. See Item 506 of Regulation S-K.

4. We note that in regards to the table at the bottom of your dilution section, you disclose that the table sets forth the number of units that you will issue and the total consideration contributed to you by your Sponsor and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus. Please revise the row attributable to new investors to reflect only the new shares issued by the Company (8,250,000) and the gross proceeds received based on the midpoint of the range of the offering. The amount of shares sold by your sponsor, should be included in the first row as shares owned by existing shareholders. Your table should also be revised to disclose the average price per share for both existing investors and new investors. Please revise accordingly. See Item 506 of Regulation S-K.

Forecasted Results of Operations for the Twelve Months Ending December 31, 2014, page 69

5. We note that the table on the top of page 72 discloses net income per unit of $.76 for the six months ended June 30, 2013. Please revise to make this amount consistent with the $.66 net income per unit amount disclosed on the historical statements of income for the six months ended June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Gary J. Wolfe, Esq.
Seward & Kissel LLP